RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 Avenue of the Americas
New York, NY 10020

January 17, 2102

Ms. Suzanne Hayes, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Registration Statement on Form S-3
Filed November 14, 2011
File No. 333-177945

Dear Ms. Hayes:

Rodman & Renshaw Capital Group, Inc. (the “Company”) hereby advises the Staff, in response to the comment letter dated December 21, 2011 (the “Comment Letter”) regarding the above-referenced filing (the “Registration Statement”), and the follow-up discussions that ensued with the Staff, as follows:

Each Selling Stockholder has advised the Company in writing either (a) that it does not have a current short position in the Company’s Common Stock, or (b) that it has complied, and will continue to comply, with all applicable laws related to short positions in the Company’s Common Stock.

If you have any questions or comments regarding the foregoing, please contact Kenneth S. Rose, Esq., our counsel at (212) 838-5030 or me at (212) 356-0511.

Yours truly,

/s/ Edward Rubin

Edward Rubin
Chief Executive Officer

cc:	Kenneth S. Rose, Esq., Morse Zelnick Rose & Lander, LLP